Filed by VinFast Auto Pte. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Black Spade Acquisition Co

Commission File No.: 001-40616

***Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[*]”) in this exhibit.***

SPONSOR SUPPORT AND LOCK-UP AGREEMENT AND DEED

This SPONSOR SUPPORT AND LOCK-UP AGREEMENT AND DEED (this “Agreement”) is made as of May 12, 2023, by and among VinFast Auto Pte. Ltd. (Company Registration Number: 201501874G), a private limited company incorporated in Singapore, having its registered office at 61 Robinson Road, #06-01 61 Robinson Road, Singapore 068893 (the “Company”), Black Spade Acquisition Co, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“BSAQ”), Black Spade Sponsor LLC, a limited liability company registered under the laws of the Cayman Islands (the “Sponsor”), and each of the undersigned Persons listed on Schedule A to this Agreement (each, together with the Sponsor, the “Sponsor Parties”).

RECITALS

WHEREAS, BSAQ, the Company and Nuevo Tech Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a direct wholly-owned Subsidiary of the Company (“Merger Sub”), are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) providing for, among other things, the merger of Merger Sub with and into BSAQ, with BSAQ being the surviving entity and becoming a wholly-owned Subsidiary of the Company (the “Merger”);

WHEREAS, each of the Sponsor Parties is, as of the date of this Agreement, the beneficial and sole legal owner of such number of BSAQ Class B Ordinary Shares and such number of BSAQ Warrants that entitle the relevant Sponsor Party to purchase such number of BSAQ Class A Ordinary Shares as is set forth opposite its name on Schedule A hereto (such shares, together with any BSAQ Ordinary Shares (a) issued or otherwise distributed to such Sponsor Party pursuant to any share dividend or distribution, (b) resulting from any change in any of the BSAQ Ordinary Shares by reason of any share split, recapitalization, combination, exchange of shares or the like, (c) the legal ownership of which is acquired by such Sponsor Party, including by exchange or conversion of any other security, or (d) as to which such Sponsor Party acquires the right to vote or share in the voting, in each case after the date of this Agreement and during the term of this Agreement being collectively referred to herein as the “Subject Shares”);

WHEREAS, the Sponsor or its designated Persons will acquire, and the Company will issue and sell the Sponsor or its designated Persons such number of Company Ordinary Shares, on a private placement basis, solely to the extent necessary to fund up to the Backstop Amount (as defined below) on a share for share basis, on the terms and conditions set forth herein (the “Backstop Purchase Shares”); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, BSAQ and the Company have requested that the Sponsor Parties enter into this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

1. DEFINITIONS; INTERPRETATION

Capitalized terms used but not defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement, and this Agreement shall be interpreted, construed and applied in accordance with the rules of construction set forth in Section 1.02 (Construction) of the Business Combination Agreement.

2. REPRESENTATIONS AND WARRANTIES OF THE SPONSOR PARTIES

Each Sponsor Party, severally and not jointly, hereby represents and warrants to BSAQ and the Company as of the date of this Agreement as follows:

2.1 Organization. If such Sponsor Party is not a natural person, such Sponsor Party has been duly incorporated or registered and is validly existing and in good standing (to the extent such concept is applicable in such Sponsor Party’s jurisdiction of incorporation or registration) under the laws of its jurisdiction of incorporation or registration and has the requisite corporate power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. If such Sponsor Party is not a natural person, such Sponsor Party is duly licensed or qualified and in good standing (to the extent such concept is applicable in such Sponsor Party’s jurisdiction of incorporation or registration) as a foreign corporation or company (or other entity, if applicable) in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in such Sponsor Party’s jurisdiction of incorporation or registration), as applicable, except where the failure to be so licensed or qualified or in good standing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of such Sponsor Party to consummate the transactions contemplated hereby. Such Sponsor Party is not the beneficial owner of any Subject Shares held in trust.

2.2 Due Authorization. If such Sponsor Party is not a natural person, such Sponsor Party has all requisite corporate power and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. If such Sponsor Party is not a natural person, the execution and delivery of this Agreement and the documents contemplated hereby, and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by the competent body of such Sponsor Party and no other company proceeding on the part of such Sponsor Party is necessary to authorize this Agreement and the documents contemplated hereby. If such Sponsor Party is a natural person, such Sponsor Party has full legal capacity, right and authority to (a) execute and deliver this Agreement and the documents contemplated hereby, and (b) to consummate the transactions contemplated hereby and thereby. This Agreement has been duly and validly executed and delivered by such Sponsor Party, and this Agreement constitutes a legal, valid and binding obligation of such Sponsor Party, enforceable against such Sponsor Party in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. If such Sponsor Party is a natural person who is married and resides in a community property jurisdiction and such action has been requested by the Company in writing prior to such Sponsor Party’s execution and delivery of this Agreement, then such Sponsor Party’s spouse has executed and delivered to the Company and BSAQ a spousal consent, in the form attached as Schedule B, concurrently with its execution and delivery of this Agreement.

2.3 Governmental Authorities; Consents. Assuming the truth and completeness of the representations and warranties of other parties hereto contained in the Business Combination Agreement regarding the execution, delivery and performance of this Agreement, no consent of or with any Governmental Authority on the part of such Sponsor Party is required to be obtained or made in connection with the execution, delivery or performance by such Sponsor Party of this Agreement, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications would not prevent, impede or, in any material respect, delay or adversely affect the performance by such Sponsor Party of its obligations under this Agreement.

2.4 No Conflict. The execution and delivery of this Agreement and the other documents contemplated hereby by such Sponsor Party and the consummation of the transactions contemplated hereby and thereby do not and will not:

(a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of such Sponsor Party (if such Sponsor Party is not a natural person);

(b) violate or conflict with any provision of, or result in the breach of, or default under, or require any consent, waiver, exemption or approval under, any Applicable Law or Governmental Order applicable to such Sponsor Party;

(c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, require any consent, cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under any Contract to which such Sponsor Party is a party or by which such Sponsor Party may be bound, or terminate or result in the termination of any such Contract; or

(d) result in the creation of any Lien upon any of the properties or assets of such Sponsor Party;

except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of such Sponsor Party to consummate the transactions contemplated hereby.

2.5 Company Securities. Such Sponsor Party is the sole legal and beneficial owner of the Subject Shares set forth opposite such Sponsor Party’s name on Schedule A hereto, and all such Subject Shares are owned by such Sponsor Party free and clear of all Liens, other than Liens pursuant to the BSAQ Governing Documents, this Agreement, any Ancillary Agreement, the letter agreements, each dated as of July 15, 2021, among BSAQ, Sponsor and certain officers, directors, and advisors of BSAQ in the form attached as Exhibit 10.1 to BSAQ’s current report on Form 8-K filed July 20, 2021 (the “Letter Agreements”) or applicable securities laws. Such Sponsor Party does not own legally or beneficially any Equity Securities of BSAQ other than its Subject Shares. Such Sponsor Party has the sole right to vote its Subject Shares, and none of its Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of its Subject Shares, except as contemplated by the Governing Documents of the Sponsor (in the case of the Sponsor), this Agreement, or the Letter Agreements.

2.6 Business Combination Agreement. Such Sponsor Party understands and acknowledges that BSAQ, Merger Sub and the Company are entering into the Business Combination Agreement in reliance upon the Sponsor Parties’ execution and delivery of this Agreement. Such Sponsor Party has received a copy of the substantially finalized Business Combination Agreement delivered to each Sponsor Party on May 12, 2023, is familiar with the provisions of the Business Combination Agreement, and has consented to (and hereby consents to) BSAQ’s entry into the Business Combination Agreement.

2.7 Adequate Information. Such Sponsor Party is a sophisticated investor and has adequate information concerning the business and financial condition of BSAQ and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon BSAQ or the Company and based on such information as such Sponsor Party has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Sponsor Party acknowledges that BSAQ and the Company have not made and do not make any representation or warranty to such Sponsor Party, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

2.8 Restricted Securities. Such Sponsor Party understands that the Company Ordinary Shares that it may receive in connection with the Transactions including upon exercise, settlement, conversion or exchange of any other securities received in connection with the Transactions, may be “restricted securities” under applicable U.S. federal and state securities laws and, if such Sponsor Party is an affiliate of the Company or BSAQ, “control securities” as such term is used under Rule 144 promulgated under the Securities Act, and that, pursuant to these laws, such Sponsor Party must hold such Company Ordinary Shares indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available.

2.9 Litigation and Proceedings.

(a) There are no pending or, to the knowledge of such Sponsor Party, threatened, legal proceedings against such Sponsor Party or any of its Subsidiaries, properties or assets; and

(b) there is no outstanding Governmental Order imposed upon such Sponsor Party; nor are any Subsidiaries, properties or assets of such Sponsor Party or its businesses (if applicable) bound or subject to any Governmental Order;

except, in each case, as would not reasonably be expected to, individually or in the aggregate, prevent or materially adversely affect the ability of such Sponsor Party to consummate the transactions contemplated hereby.

3. PRE-CLOSING SUPPORT AND CERTAIN COVENANTS

Each Sponsor Party, severally and not jointly, hereby covenants and unconditionally and irrevocably undertakes to the Company and BSAQ during the term of this Agreement as follows:

3.1 Agreement to Vote in Favor of Transactions. At any meeting of the shareholders of BSAQ called, held or convened to seek the BSAQ Shareholder Approval, or at any adjournment or postponement thereof, or in connection with any written resolution or consent of the shareholders of BSAQ or in any other circumstances upon which a vote, consent, waiver or other approval with respect to the Business Combination Agreement, any Ancillary Agreements, the Merger, or any other Transaction is sought or required under the Governing Documents or Contract of BSAQ or otherwise (the “Other BSAQ Approvals”), such Sponsor Party shall:

(a) if a meeting is held, appear at such meeting (in person or, where proxies are permitted, by proxy) or otherwise cause its Subject Shares to be counted as present at such meeting for purposes of establishing a quorum; and

(b) vote or cause to be voted (including by class vote and/or written consent or resolution, if applicable) the Subject Shares in favor of granting the BSAQ Shareholder Approval and the Other BSAQ Approvals and, if there are insufficient votes in favor of granting the BSAQ Shareholder Approval, and/or the Other BSAQ Approvals in favor of the adjournment or postponement of such meeting of the shareholders of BSAQ to a later date.

3.2 Agreement to Vote Against Other Matters. At any meeting of the shareholders of BSAQ or at any adjournment or postponement thereof, or in connection with any written resolution or consent of the shareholders of BSAQ or in any other circumstances upon which such Sponsor Party’s vote, consent or other approval is sought, such Sponsor Party shall vote (or cause to be voted) its Subject Shares (including by withholding its class vote and/or written consent or resolution, if applicable) against any Acquisition Transaction.

3.3 Revoke Other Proxies. Each Sponsor Party represents and warrants that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked.

3.4 Irrevocable Power of Attorney. Each Sponsor Party hereby irrevocably and unconditionally grants to, and appoints, in the event that such Sponsor Party shall for whatever reason fail to perform any of its obligations under Section 3.1, BSAQ and any individual designated in writing by BSAQ, and each of them individually, as such Sponsor Party’s lawful attorney and proxy (with full power of substitution), for and in the name, place and stead of such Sponsor Party, to vote the Subject Shares, or grant a written consent or approval or approve a written resolution in respect of the Subject Shares in a manner consistent with Section 3.1 (the “Irrevocable Power of Attorney”), and execute, deliver and take on each such Sponsor Party’s behalf and in the name of such Sponsor Party, all deeds, documents, and steps necessary for obtaining the BSAQ Shareholder Approval and the Other BSAQ Approvals as contemplated in Section 3.1. Each Sponsor Party understands and acknowledges that BSAQ and the Company are entering into the Business Combination Agreement in reliance upon such Sponsor Party’s execution and delivery of this Agreement. Each Sponsor Party hereby affirms that the Irrevocable Power of Attorney is given in connection with the execution of the Business Combination Agreement, and that such irrevocable power of attorney is given to secure the performance of the duties of such Sponsor Party under this Agreement. Each Sponsor Party hereby further affirms that the Irrevocable Power of Attorney is coupled with a proprietary interest of BSAQ and may under no circumstances be revoked. Each Sponsor Party hereby ratifies and confirms all that the Irrevocable Power of Attorney may lawfully do or cause to be done by virtue hereof. The Irrevocable Power of Attorney granted hereunder shall only terminate upon the termination of this Agreement. Promptly upon the written request of the Company or BSAQ, each Sponsor Party shall duly execute and deliver a separate proxy instrument, in form and substance reasonably satisfactory to BSAQ, making specific reference to the BSAQ Shareholder Approval and the Other BSAQ Approvals, as applicable.

3.5 No Pre-Closing Transfer. Other than pursuant to this Agreement or as expressly contemplated by the Business Combination Agreement, or the Ancillary Agreements, from the date hereof and until the Closing or, if earlier, termination of this Agreement, such Sponsor Party shall not:

(a) directly or indirectly, (i) lend, sell, transfer, tender, grant, charge, mortgage, pledge, assign or otherwise encumber, grant a security interests in, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge, swap, convert or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or (ii) enter into any Contract, option or other binding arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any person;

(b) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares) with respect to any Subject Shares, or enter into any other Contract with respect to any Subject Shares that would prohibit or prevent the satisfaction of its obligations pursuant to this Agreement;

(c) take any action that would make any representation or warranty of such Sponsor Party herein untrue or incorrect, or have the effect of preventing or disabling such Sponsor Party from performing its obligations hereunder;

(d) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Sponsor Party or BSAQ from performing any of its obligations hereunder; or

(e) publicly announce any intention to effect any such transaction specified in this sentence,

other than any Transfer (x) between any Sponsor Party and any of its Affiliates and any of the Sponsor Parties’ and their Affiliates’ respective executive officers and directors, or (y) upon the consent of the Company and BSAQ, provided in each case that such transferee shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and BSAQ, agreeing to be bound by this Agreement to the same extent as such Sponsor Party was prior to such Transfer. Any action attempted to be taken in violation of the preceding sentence will be null and void. Each Sponsor Party agrees with, and covenants to, BSAQ and the Company (or any of its directors, secretaries or authorized representatives) that such Sponsor Party shall not request that BSAQ register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

3.6 Waiver of Dissent Rights. Such Sponsor Party shall not apply to any Governmental Authority claiming that the BSAQ Shareholders Approval, Other BSAQ Approvals, Business Combination Agreement, any Ancillary Agreement, Merger or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of BSAQ or any other Person. Such Sponsor Party shall not commence, join in, facilitate, assist or encourage any claim or action challenging the validity of this Agreement, or alleging any breach of any law or duty in connection with the Transactions or alleging that the BSAQ Shareholders Approval, Other BSAQ Approvals, Business Combination Agreement, any Ancillary Agreement, or any other Transaction is oppressive or unfairly discriminatory to or otherwise prejudicial to, or undertaken without due regard to the interests of, any member, shareholder or holder of debentures of BSAQ or any other Person, and hereby releases BSAQ from all actions, proceedings, claims and demands whatsoever which such Sponsor Party has, has had, or will have under or arising out of this Agreement. Without limiting the generality of the foregoing, each Sponsor Party hereby irrevocably waives and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Islands Companies Act and any other similar statute in connection with the Merger.

3.7 No Redemption. Each Sponsor Party irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, such Sponsor Party shall not elect to cause BSAQ to redeem any Subject Shares now or at any time legally or beneficially owned by such Sponsor Party, or submit to surrender any of its Subject Shares for redemption, in connection with the Transactions.

3.8 Letter Agreement. Each of the Sponsor Parties and BSAQ hereby agrees that (a) from the date hereof until the termination of this Agreement, none of them shall, or shall agree to, amend, modify or vary the applicable Letter Agreement, except as expressly contemplated by the Business Combination Agreement or other Ancillary Agreements to which the Company or Merger Sub is a party; and the (b) Lock-up Restrictions (as defined below) shall supersede the lock-up provisions contained in the Letter Agreement with respect to the Sponsor Party.

3.9 Waiver of Anti-Dilution Protection. Subject to, and conditioned upon the subsequent occurrence of the Merger and effective as of immediately prior to the effective time of the Merger, Sponsor, in its capacity as the holder of at least a majority of the BSAQ Class B Ordinary Shares in the issue, hereby waives, and agrees not to exercise, assert or claim, to the fullest extent permitted by Applicable Law, any adjustment to the conversion ratio set forth in Article 18.2 of the BSAQ Governing Document with respect to the BSAQ Class B Ordinary Shares, that may result from the issuance of Company Ordinary Shares in connection with the transactions contemplated by the Business Combination Agreement or any Subscription Agreement. For the avoidance of doubt, the foregoing waiver does not waive Article 18.7 of the BSAQ Governing Document, which provides that in no event may any BSAQ Class B Ordinary Share convert into BSAQ Class A Ordinary Share at a ratio that is less than one-for-one.

3.10 Backstop Financing.

(a) As soon as reasonably practicable after the date of this Agreement, and in any event at least 10 Business Days prior to the BSAQ Extraordinary General Meeting, the Sponsor shall provide notice to the Company identifying the expected purchasers in the Backstop Subscription as described in this Section 3.10 and the Company and BSAQ shall discuss and cooperate in good faith with respect to the same. Any Person other than the Sponsor Parties designated to purchase Company Ordinary Shares in satisfaction of the obligations set forth in this Section 3.10 must be reasonably acceptable to the Company including in respect of timing required by such Person to fund its Backstop Subscription and regulatory considerations.

(b) Subject to the terms and conditions of this Section 3.10, the Sponsor hereby agrees that it shall subscribe for and acquire, and/or shall procure that its designated Persons (reasonably acceptable to the Company) shall subscribe for and acquire, and the Company hereby agrees to issue and sell to the Sponsor and/or its designated Persons, Company Ordinary Shares, at a purchase price of $10.00 per share, solely to the extent necessary to fund up to the Backstop Amount (as defined below) pursuant to a subscription agreement in form and substance reasonably acceptable to the Company and the Sponsor and/or its designated Person(s) (such subscription and issuance, the “Backstop Subscription”). Notwithstanding anything to the contrary in this Agreement, the Business Combination Agreement or any other Ancillary Agreement, but subject to Section 3.10(f), the Sponsor shall not be required to fund any amount that is greater than the amount (the “Backstop Amount”) equal to (i) $30,000,000 minus (ii) the product of (A) the Redemption Price (as defined in the BSAQ Governing Document) multiplied by (B) the aggregate number of BSAQ Ordinary Shares that are not redeemed pursuant to the BSAQ Shareholder Redemption Right (the “Non-Redeemed Shares”). If the Backstop Amount is not a positive number, then the Backstop Amount shall be deemed to be zero for purposes of this Agreement.

(c) If the Backstop Amount is a positive number, BSAQ and the Company shall deliver a written notice (the “Backstop Notice”) to the Sponsor, as soon as practicable after the deadline to submit the redemption request in connection with the Merger but at least five Business Days prior to the Closing setting forth: (i) the total number of the Non-Redeemed Shares; (ii) the Backstop Amount; (iii) the number of Backstop Purchase Shares equal to the quotient of (A) the Backstop Amount divided by (B) $10.00 (rounded up); and (iv) the Company’s wire instructions.

(d) The Sponsor and /or its designated Persons which purchase at least $5,000,000 in value of Backstop Purchase Shares in the Backstop Subscription, as applicable, shall have certain registration rights with respect to the Backstop Purchase Shares, which shall be Registrable Securities (as defined in Registration Rights Agreement), referenced in the Registration Rights Agreement, in substantially the form attached as Annex D of the Business Combination Agreement;

(e) Subject to the terms and conditions of this Section 3.10, the closing of the Backstop Subscription (“Backstop Subscription Closing”) shall occur substantially concurrently with the Closing. At the Backstop Subscription Closing:

(i) the Company shall (A) issue to the Sponsor and/or its designated Persons, as applicable, the Backstop Purchase Shares, free and clear of any Liens or other restrictions whatsoever (other than those arising under state or federal securities laws), which Backstop Purchase Shares, unless otherwise determined by the Company, shall be uncertificated, with record ownership reflected only in the register of shareholders of the Company (a copy of which showing the Sponsor and/or its designated Persons, as applicable, as the owners of the relevant Backstop Purchase Shares on and as of the Closing Date shall be provided to the Sponsor on the Closing Date or promptly thereafter) and (B) deliver or cause to be delivered to the Sponsor and or its designated Persons, as applicable, the Registration Rights Agreement, duly executed by the Company and other parties thereto other than the Sponsor and/or its designated Persons as applicable; and

(ii) the Sponsor shall, and/or shall procure that its designated Persons shall, as applicable, deliver or cause to be delivered to the Company, (A) the Backstop Amount for the Backstop Purchase Shares by wire transfer of United States dollars in immediately available funds to the account specified in the Backstop Notice; and (B) the Registration Rights Agreement, duly executed by the Sponsor and/or its designated Persons.

(f) To the extent that the Backstop Amount is a positive number and the Sponsor designates any Person other than the Sponsor itself to subscribe for all or any portion of the Backstop Purchase Shares, the Sponsor hereby unconditionally and irrevocably guarantees to the Company the full and timely payment of the applicable Backstop Amount and the performance by such designated Person(s) at the Backstop Subscription Closing. The Sponsor’s obligation and agreement pursuant to this Section 3.10(f) is an absolute and continuing guarantee of both payment and performance and is not conditioned on (and the Sponsor hereby waives any requirement for) any attempt by the Company to collect from or seek enforcement against the relevant designated Persons.

4. POST-CLOSING LOCK-UP

4.1 Certain Definitions. As used in this Article 4, notwithstanding the other provisions of this Agreement, the following terms shall have the following meanings:

(a) “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(b) “Applicable Period” shall be the period commencing on the Closing Date and ending on the earlier of:

(i) as to a particular Sponsor Party, the date listed opposite such Sponsor Party’s name on Schedule A under the heading “Release Date”; or

(ii) the date on which the Company completes any amalgamation, merger, scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction that results in all of the Company’s shareholders having the right to exchange their Company Ordinary Shares for cash, securities or other property following the Closing Date;

(c) “Immediate Family” shall mean, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons;

(d) “Lock-Up Restrictions” shall mean the restrictions set forth in Sections 4.2 and 4.5;

(e) “Lock-Up Securities” shall mean (i) any Company Ordinary Shares or other Equity Securities of the Company held by a Sponsor Party (or which a Sponsor Party is entitled to receive by virtue of the Transactions) immediately after the Closing, including any Backstop Purchase Shares held by the Sponsor, but excluding (x) a number of Company Ordinary Shares (other than Backstop Purchase Shares) equal to the number of Backstop Purchase Shares held by the Sponsor (the “Sponsor Unrestricted Securities”) and (y) any Company Ordinary Shares acquired in open market transactions after the Closing, (ii) any Company Ordinary Shares received by a Sponsor Party upon the exercise, conversion or settlement of options or warrants for Company Ordinary Shares or any securities convertible into or exercisable or exchangeable for Company Ordinary Shares, in any such case, held by a Sponsor Party immediately after the Closing (along with such options or warrants themselves), and (iii) any other Equity Security of the Company issued or issuable to a Sponsor Party with respect to any securities referenced in clauses (i) and (ii) above by way of a share dividend or share split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction; provided that if the number and/or market value of the Sponsor Unrestricted Securities is not sufficient for purposes of the Company’s satisfaction of any listing requirements of the applicable Qualified Stock Exchange in accordance with Section 9.13 (Listing on a Qualified Stock Exchange) of the Business Combination Agreement (the “Qualitative Listing Requirements”), then the Company and Sponsor may mutually agree after discussion in good faith on a number of additional Company Ordinary Shares held by the Sponsor which shall be excluded from the Lock-Up Securities of the Sponsor such that the Qualitative Listing Requirements may be satisfied; and

(f) “Lock-Up Transfer” shall mean the (i) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder, with respect to, any Lock-Up Security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Lock-Up Security, whether or not any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

4.2 Lock-Up Restriction. Subject to the consummation of the Merger and Section 4.5, each Sponsor Party covenants and agrees that it shall not, during the Applicable Period, without the prior written consent of the Company Board, effect, undertake, enter into or publicly announce any Lock-Up Transfer; provided, however, if any Company Shareholder enters into an agreement relating to the subject matter set forth in this Section 4.2 on terms and conditions that are less restrictive than those agreed to herein (or such terms and conditions are subsequently relaxed including as a result of a modification, waiver, amendment, or written consent of the Company Board), then the less restrictive terms and conditions shall apply to the Sponsor Parties. For the avoidance of doubt, each Sponsor Party shall retain all of its rights as a shareholder of the Company with respect to the Lock-Up Securities during the Lock-Up Period, including, without limitation, the right to vote any Lock-Up Securities that are entitled to vote and the right to receive any dividends or distributions in respect of such Lock-Up Securities.

4.3 Authorization. Each Sponsor Party hereby:

(a) acknowledges that the Company may, during the Applicable Period, pursuant to its rights and/or the obligations of the relevant Sponsor Parties under this Article 4, in its discretion and subject to Applicable Law, instruct its transfer agent for the Lock-Up Securities to decline to transfer, and to note stop-transfer restrictions on the register of book-entry interests and other records relating to, such Lock-Up Securities for which such Sponsor Party is the record holder; and

(b) in the case of Lock-Up Securities for which such Sponsor Party is the beneficial but not the record holder, agrees during the Applicable Period to cause the record holder to cause the relevant transfer agent to decline to transfer, and to note stop-transfer restrictions on the register of book-entry interests and other records relating to, such Securities;in each case, if and to the extent such transfer would constitute a Lock-Up Transfer in breach of this Agreement. The Company shall instruct its transfer agent to remove any stop transfer restrictions on the register of book-entry interests and other records related to the book-entry interests comprising Lock-Up Securities within three Business Days after the expiration of the Applicable Period.

4.4 Legend. During the Applicable Period, a certificate or book-entry evidencing any Lock-Up Securities may, in the Company’s discretion pursuant to its rights and/or the obligations of the relevant Sponsor Parties under this Article 4, and subject to Applicable Law, be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SPONSOR SUPPORT AND LOCK-UP AGREEMENT AND DEED, DATED AS OF MAY 12, 2023, BY AND AMONG VINFAST AUTO PTE. LTD. (“COMPANY”), THE HOLDER NAMED THEREIN AND THE OTHER PARTIES THERETO. A COPY OF SUCH AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

4.5 Lock-Up Exceptions. Section 4.2 shall not apply to:

(a) in the case of an entity, Lock-Up Transfers to (i) such entity’s officers or directors or any affiliate or Immediate Family of any of such entity’s officers or directors, (ii) any shareholder, partner or member of such entity or their affiliates, (iii) any affiliate of such entity, or (iv) any employees of such entity or of its affiliates;

(b) Lock-Up Transfers to a partnership, limited liability company or other entity of which such transferor is the legal and beneficial owner of all of the outstanding Equity Securities or similar interests;

(c) in the case of a natural person, Lock-Up Transfers (i) by bona fide gift to any member of such individual’s Immediate Family, an affiliate of such person or to a charitable organization (ii) to a family trust, established for the exclusive benefit of such individual and/or any of such individual’s Immediate Family for estate planning purposes, (iii) by virtue of laws of descent and distribution upon death of such individual or (iv) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union;

(d) in the case of an entity, Lock-Up Transfers by virtue of the laws of the jurisdiction of formation of such entity and the entity’s Governing Documents upon dissolution of the entity;

(e) pledges of any Lock-Up Securities to a financial institution that create a mere security interest in such Lock-Up Securities pursuant to a bona fide loan or indebtedness transaction so long as the holder of such pledged Lock-Up Securities continues to control the exercise of the voting rights of such pledged Lock-Up Securities as well as any foreclosures on such pledged Lock-Up Securities;

(f) Lock-Up Transfers of Company Ordinary Shares or other Equity Securities of the Company convertible into or exercisable or exchangeable for Company Ordinary Shares acquired in open market transactions after the Closing;

(g) the exercise of share options or warrants to purchase Company Ordinary Shares and any related transfer of Company Ordinary Shares to the Company in connection therewith (A) deemed to occur upon the “cashless” or “net” exercise of any such options or warrants or (B) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, it being understood that all Company Ordinary Shares received upon such exercise, settlement, vesting or transfer will remain subject to the restrictions of this Article 4 during the Applicable Period;

(h) the entry, at any time after the Closing, into any trading plan providing for the sale of Company Ordinary Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any Company Ordinary Shares during the Applicable Period and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period;

(i) Lock-Up Transfers in the event of completion of a bona fide amalgamation, merger, scheme of arrangement, business combination, consolidation, combination sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up or other similar transaction which results in all of the Company’s security holders having the right to exchange their Company Ordinary Shares for cash, securities or other property;

(j) a Lock-Up Transfer between the Sponsor Parties or to another entity that is an affiliate of such transferor, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such transferor or affiliates of such transferor or who shares a common investment advisor with such transferor; and

(k) Lock-Up Transfers made in connection with any forward purchase agreement or similar arrangements in existence prior to the date of this Agreement and the material terms of which have been disclosed in writing to BSAQ or its counsel;

provided, however, that in the case of clauses (a) through (e), (j) and (k), these permitted transferees shall enter into a written agreement with the Company, agreeing to be bound by the transfer restrictions in Sections 4.2 through 4.5.

4.6 Effect of Article 4. If any Lock-Up Transfer is made or attempted contrary to the provisions of this Article 4, such purported Lock-Up Transfer shall be null and void ab initio.

5. OTHER AGREEMENTS

5.1 Legend Removal. The Company shall remove, and shall cause to be removed (including by causing its transfer agent to remove), any legends, marks, stop-transfer instructions or other similar notations pertaining to the lock-up arrangements herein from the book-entries evidencing any Lock-Up Securities at the time any such security is no longer subject to the Lock-Up Restrictions (any such Lock-Up Security, a “Free Security”), and shall take all such actions (and shall cause to be taken all such actions) necessary or proper to cause the Free Security to be consolidated under the CUSIP(s) and/or ISIN(s) applicable to the unrestricted Company Ordinary Shares or Company Warrants as applicable or so that the Free Securities are in a like position. Any holder of a Lock-Up Security is an express third-party beneficiary of this Section 5.1 and entitled to enforce specifically the obligations of the Company set forth in this Section 5.1 directly against the Company.

5.2 Board Observer. From and after the Closing until the earlier of (i) the date on which the Sponsor ceases to own at least 1,000,000 Company Ordinary Shares; and (ii) December 31, 2024, the Sponsor shall be entitled to designate one representative, who may be a different individual from time to time as designated by the Sponsor, to attend all meetings of the Company Board in a nonvoting observer capacity (the “Observer”). The Company shall give the Observer copies of materials that it deems appropriate for the Observer to provide advice regarding ongoing strategic and capital markets matters; provided, that the Observer shall agree to hold in confidence and trust all information so provided.

5.3 Termination of Existing Agreements. Each of BSAQ and the Sponsor Parties hereby agrees that (i) the Registration Rights Agreement in relation to BSAQ shares dated as of July 15, 2021, and (ii) any working capital loans made by Sponsor or any other Sponsor Party to BSAQ to be forgiven and cancelled pursuant to Section 5.5 shall terminate as of the Closing, and thereafter shall be of no further force and effect.

5.4 Disclosure.

(a) Each Sponsor Party shall be bound by and comply with the Confidentiality Agreement, dated April 25, 2023, by and among BSAQ and the Company (the “Confidentiality Agreement”) and Section 12.12 (Publicity) of the Business Combination Agreement (including any relevant defined terms used in such Confidentiality Agreement and provision) as if such Sponsor Party was an original signatory to the Confidentiality Agreement and Business Combination Agreement with respect to such provisions.

(b) Each Sponsor Party hereby authorizes the Company and BSAQ to publish and disclose in any announcement or disclosure required by the SEC or pursuant to any Applicable Law such Sponsor Party’s identity and ownership of Subject Shares and Lock-Up Securities, the nature of such Sponsor Party’s obligations under this Agreement and (if deemed appropriate by the Company and BSAQ) a copy of this Agreement. Each Sponsor Party will promptly provide any information reasonably requested by the Company and BSAQ for any regulatory application or filing made or approval sought in connection with the Transactions.

5.5 Working Capital Payables. Subject to and concurrently with the consummation of the Closing:

(a) the unsecured promissory notes issued by BSAQ to the Sponsor on October 25, 2022, and February 3, 2023, with an aggregate face value of $1.15 million shall be converted to and deemed to be an interest-free loan from the Sponsor to the Company, payable by the Company to the Sponsor, in full in cash by wire transfer of immediately available funds to the Sponsor, on the date that is no later than the 18th month anniversary of the Closing Date;

(b) any other working capital loans from (or working capital payables to) the Sponsor or Sponsor Parties to BSAQ, including the $205,000 incurred as of March 31, 2023, and any further incurrence between the date of this Agreement and the Closing, shall be forgiven and no repayment or conversion of such outstanding amounts shall be effected during the term of this Agreement or pursuant to the Business Combination Agreement; and

(c) the Sponsor shall pay, and thereafter shall indemnify and hold harmless the Company, the Merger Surviving Company and their respective officers, directors and Affiliates against, any liability relating to any other outstanding payables of BSAQ incurred on or prior to the Closing which are not required by Section 12.06 (Expenses) of the Business Combination Agreement to be borne and paid by the Company.

5.6 Termination. This Agreement shall terminate upon the earliest of (i) the occurrence of the Closing (provided, however, that upon such termination, Section 3.6 and Article 4 shall survive in accordance with its terms, and this Article 5 shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach of this Agreement prior to such termination.

5.7 Further Assurances. Each Sponsor Party shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company or BSAQ may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the Ancillary Agreements and (ii) refrain from exercising any veto right, consent right or similar right under BSAQ or the Company’s Governing Documents which would materially impede, disrupt, prevent or otherwise adversely affect the consummation of the Merger or any other Transaction. If any Sponsor Party acquires record or beneficial ownership of any Subject Shares following the date of this Agreement (or becomes aware, following the date hereof, of its record or beneficial ownership of any Subject Shares as of the date hereof, which shares are not already set forth on Schedule A), such Sponsor Party shall promptly notify the Company and BSAQ, and Schedule A shall be updated to reflect such Sponsor Party’s ownership of such additional Subject Shares.

5.8 Sponsor Parties. Each Sponsor Party signs this Agreement solely in such Sponsor Party’s capacity as a shareholder of BSAQ, and not in any other capacity. No Sponsor Party shall be liable or responsible for any breach, default or violation of any representation, warranty, covenant or agreement hereunder by any other Sponsor Party and each Sponsor Party shall solely be required to perform its obligations hereunder in its individual capacity. As promptly as practicable and in any event within 30 days following the date of this Agreement, Sponsor and BSAQ shall exercise their respective reasonable best efforts to procure that each Person listed on Schedule A who has not yet executed and delivered this Agreement shall join this Agreement as a Sponsor Party by duly executing and delivering to the Company and BSAQ a counterpart to this Agreement.

5.9 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to BSAQ or the Company in accordance with Section 12.03 (Notices) of the Business Combination Agreement and to each Sponsor Party at its address set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

5.10 Miscellaneous. The provisions of Sections 12.04 (Assignment), 12.05 (Rights of Third Parties), 12.07 (Governing Law), 12.08 (Dispute Resolution and Waiver of Jury Trial), 12.09 (Headings and Captions; Counterparts), 12.10 (Entire Agreement), 12.11 (Amendments), 12.15 (Enforcement) of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above, as a Deed.

EXECUTED AS A DEED for and on behalf of:

VINFAST AUTO PTE. LTD.

By:	/s/ Nguyen Thi Van Trinh
Name:	Nguyen Thi Van Trinh
Title:	Director

In the presence of:

Witness:	/s/ PEGGY CHUA LAY LING
Name:	PEGGY CHUA LAY LING
Title:	SENIOR ASSISTANT TO DIRECTOR

[Signature Page to Sponsor Support and Lock-Up Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above, as a Deed.

EXECUTED AS A DEED for and on behalf of:

BLACK SPADE ACQUISITION CO

By:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam
Title:	Chairman and Co-Chief Executive Officer

In the presence of:

Witness:	/s/ Shing Joe Kester Ng
Name:	Shing Joe Kester Ng
Title:	Director and Co-Chief Executive Officer

[Signature Page to Sponsor Support and Lock-Up Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above, as a Deed.

EXECUTED AS A DEED for and on behalf of:

BLACK SPADE SPONSOR LLC

By:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam
Title:	Manager

In the presence of:

Witness:	/s/ Shing Joe Kester Ng
Name:	Shing Joe Kester Ng
Title:	Director and Co-Chief Executive Officer

[Signature Page to Sponsor Support and Lock-Up Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above, as a Deed.

EXECUTED AS A DEED by:

CHI WAI DENNIS TAM

/s/ Chi Wai Dennis Tam

In the presence of:

Witness:	/s/ Shing Joe Kester Ng
Name:	Shing Joe Kester Ng

[Signature Page to Sponsor Support and Lock-Up Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above, as a Deed.

EXECUTED AS A DEED by:

SHING JOE KESTER NG

/s/ Shing Joe Kester Ng

In the presence of:

Witness:	/s/ Chi Wai Dennis Tam
Name:	Chi Wai Dennis Tam

[Signature Page to Sponsor Support and Lock-Up Agreement and Deed]

SCHEDULE A

PARTICULARS OF SPONSOR PARTIES AND SUBJECT SHARES

SCHEDULE B

FORM OF SPOUSAL CONSENT

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of U.S. federal securities laws with respect to the proposed transaction between VinFast Auto Ltd. (the “Company”) and Black Spade Acquisition Co (“Black Spade”), including statements regarding the benefits of the transaction, the anticipated benefits of the transaction, the Company or Black Spade’s expectations concerning the outlook for the Company’s business, productivity, plans and goals for product launches, deliveries and future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the Company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are their managements’ current predictions, projections and other statements about future events that are based on current expectations and assumptions available to the Company and Black Spade, and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed transaction may not be completed within the prescribed time frame, which may adversely affect the price of Black Spade’s securities, (ii) the risk that investors of the Company may not receive the same benefits as an investor in an underwritten public offering, (iii) the risk that the Black Spade securities may experience a material price decline after the proposed transaction, (iv) the adverse impact of any shareholder litigation and regulatory inquiries and investigations on the Company’s business, (v) a reduction of trust account proceeds and the per share redemption amount received by shareholders as a result of third-party claims, (vi) the risk that the transaction may not be completed by Black Spade’s business combination deadline and an extension period, (vii) the risk that distributions from trust account may be subject to claw back if Black Spade is deemed to be insolvent, (viii) the ability of the Company to get approval for listing of its ordinary shares and warrants and comply with the continued listing standards of the Nasdaq, (ix) the failure to satisfy the conditions to the consummation of the transaction, certain of which are outside of Black Spade or the Company’s control, (x) the ability of the Company to achieve profitability, positive cash flows from operating activities and a net working capital surplus, (xi) the ability of the Company to fund its capital requirements through additional debt and equity financing under commercially reasonable terms and the risk of shareholding dilution as a result of additional capital raising, if applicable, (xii) risks associated with being a new entrant in the EV industry, (xiii) the risks that the Company’s brand, reputation, public credibility and consumer confidence in its business being harmed by negative publicity, (xiv) the Company’s ability to successfully introduce and market new products and services, (xv) competition in the automotive industry, (xvi) the Company’s ability to adequately control the costs associated with its operations, (xvii) the ability of the Company to obtain components and raw materials according to schedule at acceptable prices, quality and volumes acceptable from its suppliers, (xviii) the Company’s ability to maintain relationships with existing suppliers who are critical and necessary to the output and production of its vehicles and to create relationships with new suppliers, (xix) the Company’s ability to establish manufacturing facilities outside of Vietnam and expand capacity within Vietnam timely and within budget, (xx) the risk that the Company’s actual vehicle sales and revenue could differ materially from expected levels based on the number of reservations received, (xxi) the demand for, and consumers’ willingness to adopt EVs, (xxii) the availability and accessibility of EV charging stations or related infrastructure, (xxiii) the unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for EV manufacturers and buyers, (xxiv) failure to maintain an effective system of internal control over financial reporting and to accurately and timely report the Company’s financial condition, results of operations or cash flows, (xxv) battery packs failures in the Company or its competitor’s EVs, (xxvi) failure of the Company’s business partners to deliver their services, (xxvii) errors, bugs, vulnerabilities, design defects or other issues related to technology used or involved in the Company’s EVs or operations, (xxviii) the risk that the Company’s research and development efforts may not yield expected results, (xxix) risks associated with autonomous driving technologies, (xxx) product recalls that the Company may be required to make, (xxxi) the ability of the Company’s controlling shareholder to control and exert significant influence on the Company, (xxxii) the Company’s reliance on financial and other support from Vingroup and its affiliates and the close association between the Company and Vingroup and its affiliates and (xxxiii) conflicts of interests with or any events impacting the reputations of Vingroup affiliates or unfavorable market conditions or adverse business operation of Vingroup and Vingroup affiliates. The foregoing list of factors is not exhaustive. Forward-looking statements are not guarantees of future performance. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s registration statement on Form F-4 to be filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”), Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023, and other documents filed by the Company and/or Black Spade from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and all forward-looking statements in this document are qualified by these cautionary statements. The Company and Black Spade assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither the Company nor Black Spade gives any assurance that either the Company or Black Spade will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by the Company or Black Spade or any other person that the events or circumstances described in such statement are material.

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Additional Information and Where to Find It

This document relates to a proposed transaction between the Company and Black Spade. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Company intends to file a registration statement on Form F-4 that will include a proxy statement of Black Spade and a prospectus of the Company with the SEC. After the registration statement is declared effective, the definitive proxy statement/prospectus will be sent to all Black Spade shareholders as of a record date to be established for voting on the proposed transaction. Black Spade also will file other documents regarding the proposed transaction with the SEC. This document does not contain all the information that should be considered concerning the proposed transactions and is not intended to form the basis of any investment decision or any other decision in respect of the transactions. Before making any voting or investment decision, investors and shareholders of Black Spade are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

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Investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Black Spade through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Black Spade may be obtained free of charge from Black Spade’s website at https://www.blackspadeacquisition.com/ or by written request to Black Spade at Black Spade Acquisition Co, Suite 2902, 29/F, The Centrium, 60 Wyndham Street, Central Hong Kong.

Participants in Solicitation

Black Spade and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Black Spade’s shareholders in connection with the proposed transaction. Information about Black Spade’s directors and executive officers and their ownership of Black Spade’s securities is set forth in Black Spade’s filings with the SEC, including Black Spade’s Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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